UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Fresh Vine Wine, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

35804X101

(CUSIP Number)

July 3, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 35804x101

1	NAME OF REPORTING PERSON Stephen Edgar Apolant I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 798,811 *
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 798,811 *
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,811*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%*
12	TYPE OF REPORTING PERSON 00

CUSIP No.: 35804X101

ITEM 1(a).	NAME OF ISSUER: Fresh Vine Wine, Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 11500 Wayzata Blvd. #1147 Minnetonka, MN 55305

ITEM 2(a).	NAME OF PERSON FILING: Stephen Edgar Apolant

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 98 Cuttermill Road Suite 441 S Great Neck, NY 11021

ITEM 2(c).	CITIZENSHIP: United States

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(e).	CUSIP NUMBER: 35804x101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No.: 35804X101

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

798,811 *

(b) Percent of class:

4.99%*

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:
798,811*

(ii) shared power to vote or to direct the vote:
0

(iii) sole power to dispose or direct the disposition of:
798,811 *

(iv) shared power to dispose or to direct the disposition of:
0

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.

CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 35804x101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 26, 2024	Stephen Edgar Apolant

	By:	/s/ Stephen Edgar Apolant

Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

* In determining the percentage of ownership the Reporting Person used the last reported shares of common stock outstanding as of May 14, 2024, as reported in the Issuer’s Quarterly Report on 10-Q, as filed May14, 2024 - 15,976,227.

Consists of 125,899 shares of common stock held by NYF Group Inc. and 564,101 shares of common stock held by Equity Markets ADV LLC. Reporting Person is the sole owner of both entities and exercises sole voting and dispositive control over the shares of common stock held by these entities.

Includes 108,811 shares of common stock underlying Series A Convertible Preferred Stock held by NYF Group Inc. (the “Series A Preferred”). Reporting Person holds 5,000 shares of Series A Preferred which may be converted into an aggregate of 1,063,830 shares of common stock, subject to a 4.99% beneficial ownership limitation and other restrictions and adjustments applicable to Series A Preferred.